2003 Annual Report

P.E.
12-31-03

APR 30 2004

ARS

04028052

SYNTEL INC



Creating value

SYNTEL
Consider IT Done®

Financial Highlights

Summary Statement (in thousands except share data)

Year Ended December 31,	2003	2002	2001
Total revenues	$ 179,507	$ 161,507	$ 172,283
Gross profit	$ 77,808	$ 67,497	$ 65,340
Income from operations	$ 50,412	$ 41,774	$ 29,194
Net income	$ 40,304	$ 32,486	$ 20,445
Earnings per share, diluted	$ 0.99	$ 0.81	$ 0.52
Income before goodwill impairment and equity investment losses	$ 40,338	$ 32,627	$ 24,338
Earnings per share, diluted, before goodwill impairment and equity investment losses	$ 0.99	$ 0.82	$ 0.62
Weighted average number of shares outstanding, diluted	40,797	39,917	38,987

At Year End

	2003	2002	2001
Cash and cash equivalents (in millions)	$ 111	$ 135	$ 88
Investments, marketable securities (in millions)	$ 26	$ 6	$ 17
Working capital (in millions)	$ 142	$ 144	$ 103
Global headcount	3,861	2,794	2,691
Gross margin	43.35%	41.79%	37.93%

Company Profile

Syntel (NASDAQ: SYNT) is a global applications management company that delivers real-world technology solutions to a roster of Global 2000 clients. *Founded in 1980 in Troy, Michigan, Syntel today has more than* 4,000 employees operating out of offices throughout the U.S., Europe, and Asia.

We maximize technology investments for our clients by employing a global delivery model that enables enhanced speed-to-market, cost reduction, increased quality, and unlimited scalability. Syntel employees embody our tagline: Consider IT Done®.

To Our Shareholders, Partners and Colleagues:

Last year in our annual shareholder report, we discussed the "evolution" of Syntel's business from 1980 to our place as a leading global applications management firm. In 2003, our team made massive strides toward that continued journey in what was clearly a challenging year for most firms in the IT services marketplace.

From Syntel's view, we made progress in the three key areas that affect our business: our customers, employees, and shareholders.



Bharat Desai
Chairman and Chief
Executive Officer

STRONG CUSTOMER FOCUS HELPS DELIVER RECORD RESULTS. In 2003, our focus on our applications outsourcing business segment paid solid dividends as we set a record $179.5 million in revenues, an 11 percent growth rate. Applications outsourcing, which grew 20 percent year-over-year, now accounts for more than 76 percent of total revenues. We continue to generate gross and operating margin levels that are among the industry's best.

Our delivery organization helped Syntel set a new high for offshore delivery mix, as we delivered the highest percentage of customer services from our India-based operations in our history. As large corporate customers focused on the power of global delivery and offshore outsourcing for their businesses, more and more of them looked to Syntel to help them, largely because of Syntel's extensive experience and track record. During 2003, Syntel also reached an industry high with 54 percent of our solutions being delivered on a fixed-price basis. Our confidence in the depth and maturity of our global delivery organization enables us to provide effective technology solutions to customers by a fixed date and for a fixed fee. In all, we added 33 new corporate customers and launched 235 technology engagements in 2003.

PEOPLE ARE THE FUEL FOR GROWTH. To meet current and expected demand for our services, we continued to hire at accelerated rates in 2003. In fact, we welcomed more than 1,000 new employees to Syntel for a total global employee strength of 3,861. Part of Syntel's heritage has been to provide continuous training in skill and competency expansion and growth. This positions Syntel as the preferred employer for bright, young, upwardly mobile knowledge workers. As demand continues to ramp, Syntel is prepared to respond to market opportunities with a motivated, well-trained global workforce.

PERFORMANCE TRANSLATES INTO STELLAR SHAREHOLDER VALUE. We continue to focus on the strong operating discipline that has been Syntel's hallmark. We closed the year with $137 million in cash and marketable securities, no debt and low Days Sales Outstanding (DSOs). And the close of 2003 marked our twenty-seventh consecutive quarter of meeting or beating analyst expectations for financial performance.

With return to shareholders in mind, Syntel paid a special $1.25 per share one-time dividend in 2003. The company also initiated a quarterly $0.06 per share dividend, making Syntel one of the few in our space to pay an ongoing dividend.

Going forward, my primary focus is on accelerating our top-line growth. As large corporations choose their go-to-market partners for global services, the time is now to ensure Syntel is on every list. This will in turn translate into increased market share for Syntel, enhanced growth opportunities for our people, and outstanding shareholder value.

Thank you for your continued support.

Best regards,

Bharat Desai

Bharat Desai
Chairman and Chief Executive Officer



Syntel Proves that in Racing, Nice Applications Finish First


10
FUJIFILM
TARGET

Syntel was invited by retailing giant Target Corporation to help create a new technical application to improve speed. Not your usual speed-to-market, but to help NASCAR and IRL racecars exceed 200 MPH. Syntel helped develop and integrate an innovative Tablet PC-based wireless application that is dramatically improving data collection, data mining, and information sharing among the pit crews for the Target/Chip Ganassi Racing Team. By sharing information in real time about track conditions, engine performance, and past driving data in similar race situations, the Target/Ganassi team is improving its win rate. In fact, they were the 2003 Indy Racing League champions. Hard to argue with those results.

Rules *of* Engagement

Software outsourcing has been a growing trend, accelerated by the difficult economy and Corporate America's quest for cost reductions. By employing a global delivery approach in partnership with Syntel, an organization can generally expect cost reduction in the range of 20-40 percent, speed-to-market gains through the location of development centers in different time zones, and world-class quality improvement through SEI CMM Level 5 quality adherence. Clearly, in the words of leading research firm Gartner Group, offshore outsourcing is an "irreversible" trend for these reasons.

Syntel is also witnessing growth in the area of Business Process Outsourcing, or BPO. This involves the outsourcing of certain back-office or process-intensive tasks to a third party such as Syntel. Sometimes referred to as "transformational outsourcing," BPO enables an organization to achieve both cost reduction as well as enterprise-wide process improvements. Syntel signed its first major BPO agreement in late 2003 with a well-known financial services giant. The multi-year contract calls for Syntel to provide monthly process reconciliation services for the organization and its customers via chartered accountants we've hired in our India operations. This is a very strategic relationship and represents the type of BPO engagements we'll seek out. Longer term, Syntel is focused on providing solution services at the point where information technology and business processes intersect for our customers.

> "Syntel continues to improve its competitive footing in the very attractive offshore development industry."
>
> Adams, Harkness & Hill

"...Syntel is now an established player in the market and more often than not is competing head-to-head with the top names in the sector...."

Janney Montgomery Scott

DRIVING VALUE THROUGH INNOVATIVE SOLUTIONS

APPLICATIONS OUTSOURCING. Whether it is managing a mainframe application for maximum up time or developing a new client/server software application on time and on budget, Syntel delivers enormous value to our customers through applications outsourcing solutions. By leveraging our globally distributed network of development centers, we drive tremendous cost efficiencies, increased quality, speed-to-market, and scalability every day for our customers.

BUSINESS PROCESS OUTSOURCING. Syntel works with customers in this new service area to deliver an integrated end-to-end solution where IT and business processes intersect. We develop a strategic approach to their business processes to make optimal use of technology to enhance business process operations.

E-BUSINESS SOLUTIONS. Syntel provides an array of advanced technology services, including building data warehouses, implementing Customer Relationship Management (CRM) solutions, developing complex Web architecture platforms, and integrating the leading ERP packages.

FLEXIBLE DELIVERY SOLUTIONS. We pioneered a flexible, global approach to technology service delivery in the 1990s. Today, that approach is becoming mainstream. As a U.S.-owned and operated company, Syntel brings a unique perspective to how we deliver services on-site, off-site, and offshore for our customers. We understand our customers' business, their markets, and communities. Our customers call this being "culturally aligned," and Syntel does it better than anyone in the business.

SELECTED FINANCIAL DATA

Five-Year Highlights (Unaudited)

The following tables set forth selected consolidated financial data and other data concerning Syntel, Inc. for each of the last five years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto.

(In thousands, except share data)

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
STATEMENT OF INCOME DATA					
Net revenues (1)	$ 179,507	$ 161,507	$ 172,283	$ 166,240	$ 162,117
Cost of revenues	101,699	94,010	106,943	106,034	99,300
Gross profit	77,808	67,497	65,340	60,206	62,817
Selling, general and administrative expenses	28,278	31,421	34,522	34,424	32,814
Capitalized development cost impairment	0	–	1,624	–	–
Reduction in reserve requirements applicable to Métier transaction	(882)	(5,698)	–	21,650	–
Income from operations	50,412	41,774	29,194	4,132	30,003
Other income, principally interest	3,168	3,191	3,780	3,412	2,024
Income before income taxes	53,580	44,965	32,974	7,544	32,027
Income tax provision (benefit)	13,242	12,338	8,636	(967)	10,573
Net income before loss from equity investments and investment write off	40,338	32,627	24,338	8,511	21,454
Loss from equity investments and investment write offs (net of tax)	34	141	3,893	526	–
Net income	$ 40,304	$ 32,486	$ 20,445	$ 7,985	$ 21,454
Net income per share, diluted	$ 0.99	$ 0.81	$ 0.52	$ 0.20	$ 0.55
Weighted average shares outstanding, diluted	40,797	39,917	38,987	39,467	39,043

(In thousands)

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
BALANCE SHEET DATA					
Working capital	$ 142,521	$ 145,988	$ 103,502	$ 77,894	$ 64,893
Total assets	186,081	183,572	152,247	132,898	122,468
Long-term debt	–	–	–	–	–
Total shareholders' equity	153,406	154,844	112,258	96,683	90,361
OTHER DATA					
Billable headcount in U.S.	1,138	1,111	987	994	1,114
Billable headcount in India	1,376	943	419	511	225
Billable headcount at other locations	150	101	138	118	28
Total billable headcount	2,664	2,155	1,544	1,623	1,367

(1) The Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of 'Out of Pocket' Expenses Incurred" effective January 1, 2002. Revenues for 2001 and 2000 have been reclassified to comply with the guidance of EITF 01-14. Revenues for 1999 are shown net of billable expenses, as it was not practical to prepare the information for that year.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

OVERVIEW

Syntel is a worldwide provider of professional IT consulting and applications management services to Global 2000 companies, as well as to government entities. The Company's service offerings include Applications Outsourcing, consisting of application management services for ongoing management, development and maintenance of business applications; e-Business, consisting of the integration and development of advanced technology applications including e-Commerce, Web development, Data Warehousing, CRM, Oracle and SAP, as well as partnerships with leading software and IT application software infrastructure providers to provide its implementation, customization, migration and maintenance services including BEA Systems, IBM, Informatica, Microsoft, Oracle, Sun and TIBCO; and TeamSourcing, consisting of professional IT consulting services.

The Company's revenues are generated from professional services fees provided through three segments: Applications Outsourcing, e-Business and TeamSourcing. The Company has invested significantly in developing its ability to sell and deliver Applications Outsourcing and e-Business services, and has shifted a larger portion of its business to engagements within these two segments, which the Company believes have higher growth and gross margin potential. The following table outlines the revenue mix for the years ended December 31, 2003, 2002 and 2001:

Percent of Total Revenues

	2003	2002	2001
Applications Outsourcing	76%	71%	63%
e-Business	19	20	24
TeamSourcing	5	9	13
	100%	100%	100%

On Applications Outsourcing engagements, the Company typically assumes responsibility for engagement management and, generally, is able to allocate certain portions of the engagement to on-site, off-site and offshore personnel. Syntel may bill the customer on either a time-and-materials or fixed-price basis. Against a significant portion of Applications Outsourcing engagements, executed historically on a time-and-materials basis, a significant share of the new Applications Outsourcing engagements have started on a fixed-price basis during 2003, 2002 and 2001. For the years ended December 31, 2003, 2002 and 2001, fixed-price revenues from development and maintenance activity comprised approximately 56%, 65% and 47% of total Applications Outsourcing revenues, respectively.

The Company re-skilled a significant percentage of the consulting base during 2001, 2002 and 2003 in the latest advanced software platforms including JAVA, HTML, Object Oriented, C++, RMI Cobra, JDBC, Cold Fusion and Oracle. The Company has focused training efforts on consultants assigned to TeamSourcing engagements and, as a result, has successfully migrated such consultants to the e-Business segment.

Historically, most e-Business engagements were billed on a time-and-materials basis under the direct supervision of the customer (similar to TeamSourcing engagements); however, as the Company expanded its expertise in delivering e-Commerce engagements, Syntel has assumed the project management role and entered into fixed-price arrangements for a significant number of new e-Business engagements started during 2003, 2002 and 2001. For the years ended December 31, 2003, 2002 and 2001, fixed-price revenues from development and maintenance activity comprised approximately 51%, 24% and 26% of total e-Business revenues, respectively.

On TeamSourcing engagements, Syntel's professional services are typically provided at the customer's site and under the direct supervision of the customer. TeamSourcing revenues are generally recognized on a time-and-materials basis as services are performed. As indicated in the above table, the Company's dependence on TeamSourcing engagements has decreased significantly and is expected to continue to decrease as a percentage of the total revenue base as the Company consciously refocuses its sales efforts and migrates resources to e-Business and Applications Outsourcing engagements.

The Company's most significant cost is personnel cost, which consists of compensation, benefits, recruiting, relocation and other related costs for its IT professionals. The Company strives to maintain its gross margin by migrating more revenue toward Applications Outsourcing and e-Business, controlling engagement costs and offsetting increases in salaries and benefits with increases in billing rates. The Company has established a human resource allocation team whose purpose is to staff IT professionals on engagements that efficiently utilize their technical skills and allow for optimal billing rates. Syntel India, a wholly-owned subsidiary of the Company, provides software development services from Mumbai, Pune and Chennai, India, where salaries of IT professionals are comparatively lower than in the U.S.

The Company has performed a significant portion of its employee recruiting in other countries. As of December 31, 2003, approximately 38% of Syntel's U.S. workforce (13% of Syntel's worldwide workforce) worked under H-1B visas (permitting temporary residence while employed in the U.S.) and another 21% of the Company's U.S. workforce (7% of the Company's worldwide workforce) worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least six months).

The Company has made substantial investments in infrastructure in recent years, including: (i) expanding the Mumbai, India facility; (ii) establishing a Global Development Center in Chennai, India; (iii) increasing Applications Outsourcing sales and delivery capabilities through significant expansion of the sales force and the Technical Services Group, which develops and formalizes proprietary methodologies, practices and tools for the entire Syntel organization; (iv) hiring additional experienced senior management; (v) expanding global recruiting and training capabilities; and (vi) replacement of informal systems with a highly integrated, Y2K compliant, human resource and financial information systems. In January 2001, the Company acquired 41 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. When fully completed, the facility will cover over one million square feet and will accommodate 9,000 employees. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. The Company has appointed a leading project management company, finalized architectural drawings for Phase One and has appointed contractors for all key elements of the project. The site office is expected to be in place during Q1 2004 and actual construction is expected to commence by Q2 of 2004, such that Phase One of 2500 seats is expected to be ready by Q2 of 2005.

Through its strong relationships with customers, the Company has generated recurring revenues from repeat business. These strong relationships have resulted in the Company generating a significant percentage of revenues from key customers. The Company's top 10 customers accounted for approximately 64%, 71% and 68% of revenues for the years ended December 31, 2003, 2002, and 2001 respectively. The Company does not believe there is any material collectibility exposure among its top ten customers.

For the years ended December 31, 2003 and 2002, only one customer contributed revenues in excess of 10% of total consolidated revenues. The Company's largest customer for 2003 and 2002 was American Express Company, contributing approximately 16% and 18%, respectively, of total consolidated revenues. For the year ended December 31, 2001, three customers contributed revenues in excess of 10% of total consolidated revenues. The three largest customers for 2001 were American Express Company, Target Corporation (formerly Dayton Hudson Corporation) and American Home Assurance Company and certain other subsidiaries of American International Group Inc. (collectively "AIG") contributing approximately 18%, 11% and 11%, respectively, of total consolidated revenue. Although the Company does not currently foresee a credit risk associated with accounts receivable from these customers, credit risk is affected by conditions or occurrences within the economy and the specific industries in which these customers operate.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated selected income statement data as a percentage of the Company's net revenues.

Percentage of Revenues

YEAR ENDED DECEMBER 31,	2003	2002	2001
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	56.7	58.2	62.1
Gross profit	43.3	41.8	37.9
Selling, general and administrative expenses	15.3	19.5	20.0
Reduction in reserve requirements relating to Métier transaction	–	(3.5)	–
Capitalized development cost impairment	–	–	0.9
Income from operations	28.0%	25.8%	17.0%

Following is selected segment financial data for the years ended December 31, 2003, 2002 and 2001. The Company does not allocate assets to operating segments.

	(In thousands)		
	2003	2002	2001
Net Revenues			
Applications Outsourcing	$ 136,424	$ 113,981	$ 108,274
e-Business	33,795	31,951	41,449
TeamSourcing	9,288	15,575	22,560
	$ 179,507	$ 161,507	$ 172,283
Gross margin			
Applications Outsourcing	$ 62,282	$ 54,053	$ 46,225
e-Business	14,389	11,429	14,276
TeamSourcing	1,137	2,015	4,839
	$ 77,808	$ 67,497	$ 65,340
Gross margin percentage			
Applications Outsourcing	45.7%	47.4%	42.7%
e-Business	42.6%	35.8%	34.4%
TeamSourcing	12.2%	12.9%	21.4%
	43.3%	41.8%	37.9%
Sales, general and administrative expenses	$ 28,278	$ 31,421	$ 34,522
Reduction in reserve requirements for Métier transaction	$ (882)	$ (5,698)	$ –
Capitalized development cost impairment	$ –	$ –	$ 1,624
Income from operations	$ 50,412	$ 41,744	$ 29,194

COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND 2002.

REVENUES. Net revenues increased from $161.5 million in 2002 to $179.5 million in 2003, representing an 11.1% increase. Our revenues have increased primarily consequent to our increased workforce. Information technology offshoring is clearly becoming a mega trend with increasing numbers of Global Corporations aggressively outsourcing their crucial applications development or Business Processes to vendors with an offshore presence. Syntel has benefited from this trend. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe and Syntel Germany as of December 31, 2003 increased 24% to 2,664 employees, as compared to 2,155 employees as of December 31, 2002. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where our recoveries per offshore billable resource is generally lower as compared to an on-site based resource. As of December 31, 2003, the Company had approximately 52% of its billable workforce in India as compared to 44% as of December 31, 2002. Further, revenue generation from these additional billable headcounts started primarily during the second half of the year 2003. The Company also decreased its dependence on its larger customers. The top five customers accounted for 42% of the total revenues in 2003, down from 48% of the total revenues in 2002. Moreover, the top 10 customers accounted for 64% of the revenues in 2003 as compared to 71% in 2002.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $114.0 million, or 71% of total revenues in 2002, to $136.4 million, or 76% of total revenues in 2003. The $22.5 million increase is attributable principally due to revenue from new engagements, contributing $37.9 million and net increase in existing projects contributing $4.2 million; partially offset by $19.6 million in lost revenues as a result of project completions.

COST OF REVENUES. Cost of revenues are costs directly associated with billable consultants in both the U.S. and offshore, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders' fees and trainee compensation. Applications Outsourcing cost of revenues increased to 54.3% of Applications Outsourcing revenues in 2003, from 52.6% in 2002. The 1.7% increase in cost of revenues as a percent of revenues was partly attributable to the aggressive hiring during the second half of 2003 which impacted costs, but did not necessarily add to revenues as a significant number of these hires went into training. This contributed approximately 0.4% of the increase. Additionally, due to an internal policy change during 2002, there was a release of vacation reserves in 2002 related to unused employee vacation time. This resulted in a lower cost of revenues during 2002 and contributes approximately 1.3% to the increase during 2003.

E-BUSINESS REVENUES. E-Business revenues increased from $32.0 million in 2002, or 20% of total consolidated revenues, to $33.8 million in 2003, or 19% of total consolidated revenues. During 2002, the Company had granted a sales incentive to a significant customer of $2.9 million as compared to only $1.7 million during 2003, a decrease of $1.2 million. Net of this decrease in the sales incentive, e-Business revenues have generally remained flat during 2003 as compared to 2002. Increase of revenue from new engagements contributed $14.8 million, offset by $14.2 million in lost revenues as a result of project completion and net reductions in existing projects.

COST OF REVENUES. E-Business cost of revenues are costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders' fees and trainee compensation. E-Business cost of revenues decreased to 57.4% of e-Business revenues in 2003, from 64.2% in 2002, a decrease of 6.8%. As referred to above, during 2002, e-Business revenues were lower primarily due to a sales incentive which was granted to a significant customer. This has resulted in a higher percentage of cost of revenues as compared to revenues of 5.5%. Additionally, increased utilization of our offshore resources has also contributed to a reduction of the cost of revenues of approximately 2.2%. These decreases were partially offset by an increase in the cost of revenues as a percent of revenues attributable to the release of vacation reserves in 2002 related to unused employee vacation time, due to an internal policy change, which resulted in an increase of approximately 0.9%.

TEAMSOURCING REVENUES. TeamSourcing revenues decreased from $15.6 million, or 9% of total consolidated revenues in 2002, to $9.3 million, or 5% of total consolidated revenues, in 2003. The $6.3 million decrease in TeamSourcing revenues was attributable principally to a decrease in U.S.-based billable consultants on various engagements, as a result of a conscious decision by management to reduce organizational focus on this segment and focus on higher-margin segments of Applications Outsourcing and e-Business.

COST OF REVENUES. TeamSourcing cost of revenues are costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders' fees and trainee compensation. TeamSourcing cost of revenues increased marginally to 87.8% of TeamSourcing revenues in 2003, from 87.1% in 2002. The 0.7% increase in cost of revenues as a percent of revenues was attributable principally to lower utilization of our resources due to the softness in the economy.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to outsource their IT spending offshore. However, the Company also sees customers' needs to reduce their costs and the increased competitive environment among IT companies. The Company expects these conditions to continue in the next few quarters. In response to the continued pricing pressures and increased competition for outsourcing customers, the Company continues to focus on expanding its service offerings into areas with higher and sustainable price margins, on managing its cost structure, on anticipating and correcting for decreased demand and skill and pay level imbalances in its personnel. The Company's immediate measures include increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed (sub-contractors) or non-billable IT professionals.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff, travel, telecommunications, business promotions, marketing and various facility costs for the Company's Global Development Centers and various offices.

Selling, general and administrative costs for the year ended December 31, 2003 were $27.4 million or 15.3% of total revenues, compared to $31.4 million or 19.5% of total revenues for the year ended December 31, 2002.

Selling, general and administrative costs for the year ended December 31, 2003 includes net reversals of $0.5 million, primarily on account of successful recovery of receivables previously provided for as allowance for doubtful accounts, $2.0 million revision of the estimated reserve for litigation and legal fees due to settlements and other changes in estimates of underlying legal costs, $0.7 million reduction in office related expenses due to the settlement of vendor disputes and a downward revision of the 2002 estimates of bonus compensation of $0.8 million.

Selling, general and administrative costs for the year ended December 31, 2002 included an additional reserve of $2.0 million due to a revision of the estimated reserve for litigation and legal fees due to changes in estimates of underlying legal costs, an additional reserve of $0.5 million as an allowance for doubtful accounts, a downward revision of the 2001 estimates of bonus compensation of $2.8 million, an additional reserve for bonus for the year 2002 of $2.0 million and a $0.3 million reduction in office related expenses due to reversal of outstanding checks pertaining to earlier periods.

After considering the impact of non-recurring items, the selling, general and administrative expenses are at 18.0% and 19.8% of total revenues, for the years ended December 31, 2003 and 2002, respectively. The 1.8% reduction in selling, general and administrative expenses as a percentage of revenue is primarily on account of increase in revenue in 2003 over 2002.

The factors, which affect the fluctuations in our allowance for doubtful accounts and write offs of uncollectible accounts, include the financial health and economic environment of our customers. No single customer has contributed significantly to a loss and we have had no significant changes in our collection policies or payment terms.

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND 2001

REVENUES. Total consolidated revenues decreased from $172.3 million in 2001 to $161.5 million in 2002, representing a 6.3% decrease. The Company's total revenues were more dependent upon its largest customers in 2001 as compared to 2002. The top five customers accounted for 48% of the total revenues in 2002, down from 53% of the total revenues in 2001. However, the top 10 customers accounted for 71% of the revenues in 2002, as compared to 68% in 2001. The worldwide billable headcount increased to 2,155 as of December 31, 2002, compared to 1,544 as of December 31, 2001. The increased headcount was due principally to increased staffing in Applications Outsourcing engagements and e-Business engagements, partially offset by the managed ramp downs of the TeamSourcing segment.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $108.3 million, or 63% of total revenues, in 2001 to $113.9 million, or 71% of total revenues, in 2002. The $5.6 million increase is attributable principally due to net growth in new engagements, contributing approximately $31.6 million, partially offset by $26.0 million in lost revenues as a result of project completions.

COST OF REVENUES. Application Outsourcing cost of revenues are costs directly associated with billable consultants in both the U.S. and offshore, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders' fees, trainee compensation and warranty reserves. Applications Outsourcing cost of revenues decreased to 52.6% of Applications Outsourcing revenues in 2002, from 57.3% in 2001. The 4.7% decrease in cost of revenues as a percent of revenues was attributable primarily to the release of vacation reserves, due to an internal policy change, related to unused employee vacation time and contributed approximately 1.3% and to an increase in the higher margin offshore component of the overall services contributing approximately 3.4%.

E-BUSINESS REVENUES. E-Business revenues decreased to $32.0 million in 2002, or 20% of total consolidated revenues, from $41.4 million in 2001, or 24% of total consolidated revenues. The $9.4 million decrease was attributable principally to the recording of a sales incentive issued in the form of warrants to a large customer in the amount of $2.9 million and loss of revenue from completed engagements contributing approximately $16.9 million, largely offset by new business revenues of approximately $10.4 million.

COST OF REVENUES. E-Business cost of revenues are costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders' fees and trainee compensation. E-Business cost of revenues decreased to 64.2% of e-Business revenues in 2002, from 65.6% in 2001. The 1.4% decrease in cost of revenues as a percent of revenues was attributable principally to the release of vacation reserve, due to an internal policy change, related to unused employee vacation time, contributing approximately 0.7% and to improved average billing rates in comparison to average compensation rates.

TEAMSOURCING REVENUES. TeamSourcing revenues decreased from $22.6 million, or 13% of total consolidated revenues, in 2001 to $15.6 million, or 9% of total consolidated revenues, in 2002. The $7.0 million decrease in TeamSourcing revenues was attributable principally to a decrease in U.S. based billable consultants on various engagements as a result of a conscious decision by management to move the organization's focus away from this segment.

COST OF REVENUES. TeamSourcing cost of revenues are costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finders' fees and trainee compensation. TeamSourcing cost of revenues increased to 87.1% of TeamSourcing revenues in 2002, from 78.6% in 2001. The 8.5% increase in cost of revenues as a percent of revenues was attributable principally to lower utilization due to the softness in the economy, partially offset by release of vacation reserves, due to an internal policy change, related to unused employee vacation time contributing approximately 0.9%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff; travel; telecommunications; business promotions; marketing; and various facility costs for the Company's Global Development Centers and various offices. For the year ended December 31, 2002, selling, general and administrative expenses decreased to $31.4 million, or 19.5% of revenues, from $34.5 million, or 20.0% of revenues, for the year ended December 31, 2001. The decrease of $3.1 million in selling, general and administrative expenses was attributable principally to decreased compensation costs due to reduced corporate staff in the U.S. and UK ($3.0 million), reversal of bonus provisions in the U.S., in excess of the actual payouts made, based on management performance appraisals ($2.8 million), reduction in the depreciation expenses due to fully depreciated assets ($0.3 million), reversal of outstanding checks pertaining to earlier periods ($0.9 million) and recovery of receivables that had previously been reserved ($2.1 million). The decrease was partially offset by increases in marketing expenses ($0.5 million), office expenses ($0.2 million), telecommunication costs ($0.5 million), legal expenses ($1.6 million), recognition of current period bonus provision ($2.2 million), travel ($0.4 million), office rent ($0.2 million), immigration expenses ($0.2 million) and increased facility costs in Germany ($0.2 million).

QUARTERLY RESULTS OF OPERATIONS

Note 20 of the consolidated financial statements appearing elsewhere in this document sets forth certain quarterly income statement data for each of the eight quarters beginning January 1, 2002 and ended December 31, 2003. In the opinion of management, this information has been presented on the same basis as the Company's Financial Statements appearing elsewhere in this document and all necessary adjustments (consisting only of normal recurring adjustments) have been included in order to present fairly the unaudited quarterly results. The results of operations for any quarter are not necessarily indicative of the results for any future period.

The Company's quarterly revenues and results of operations have not fluctuated significantly from quarter to quarter in the past but could fluctuate in the future. Various factors causing such fluctuations include: the timing, number and scope of customer engagements commenced and completed during the quarter; fluctuation in the revenue mix by segments; progress on fixed-price engagements; acquisitions; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring and training, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers' budget cycles and investment time for training.

LIQUIDITY AND CAPITAL RESOURCES

The Company generally has financed its working capital needs through operations. Both the Mumbai and Chennai expansion programs, as well as the 1999 acquisitions of Métier, Inc. and IMG, Inc. were financed from internally generated funds. Additionally, construction of the development center in Pune, India will also be financed through internally generated funds.

The Company's cash and cash equivalents consist primarily of certificates of deposit, corporate bonds and treasury notes. A large majority of such amounts are held by Bank One for which an AAA rated letter of credit has been provided. Remaining amounts are held by various banking institutions including other U.S.-based and local India-based banks.

Net cash provided by operating activities was $44.1 million, $32.7 million and $34.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. The number of days sales outstanding in accounts receivable was approximately 62 days, 56 days and 65 days as of December 31, 2003, 2002 and 2001, respectively.

Net cash used in investing activities was $ 22.3 million for the year ended December 31, 2003. During 2003, the Company invested $52.3 million to purchase available-for-sale securities and $4.2 million for capital expenditures, consisting principally of personal computers and communications equipment. This was partially offset by the sale of available-for-sale securities of $33.9 million and $0.3 million for equities and other investments.

Net cash provided by investing activities was $10.8 million for the year ended December 31, 2002 and net cash used in investing activities was $20.7 million for the year ended December 31, 2001.

Net cash provided by investing activities in 2002 of $10.8 million included $28.0 million of proceeds from the sale of available-for-sale securities, partially offset by $15.2 million used to purchase available-for-sale securities and $2.0 million for capital expenditures, consisting principally of personal computers and communications equipment.

Net cash used in investing activities in 2001 of $20.7 million included $32.9 million used to purchase available-for-sale securities; $2.0 million for capital expenditures, consisting principally of personal computers, capitalized development costs and communications equipment; and $1.4 million used to purchase equity and other investments, including $1.0 million in Nekema, $0.1 million in New2USA.com, $0.2 million in utilitiesmart.com and $0.1 million in Convergent applications, partially offset by $15.6 million of proceeds from the sale of available-for-sale securities.

Net cash used in financing activities in 2003 was $45.9 million, due principally to the distribution of dividends of $52.3 million, the repurchase of 10,000 shares of common stock for $0.2 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $6.5 million.

Net cash provided by financing activities in 2002 was $3.3 million, due principally to the proceeds from the issuance of shares under stock option and stock purchase plans of $6.6 million, offset by the repurchase of 250,000 shares of common stock for $3.3 million.

Net cash provided by financing activities in 2001 was $0.5 million, due principally to the proceeds from the issuance of stock under stock option and stock purchase plans of $2.6 million, offset by the repurchase of 218,700 shares of common stock for $2.1 million.

The Company has a line of credit with Bank One, which provides for borrowings up to $20.0 million. The line of credit has been renewed and now expires on August 31, 2004. The line of credit contains covenants restricting the Company from, among other things, incurring additional debt, issuing guarantees and creating liens on the Company's property without the prior consent of the bank. The line of credit also requires the Company to maintain certain tangible net worth levels and leverage ratios. The line of credit has a sub-limit of $5.0 million for letters of credit, which bears a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowing under the line of credit bears interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25% or (ii) the bank's prime rate plus 1.25%. No borrowings were outstanding at December 31, 2003 and 2002.

The Company believes that the combination of present cash balances and future operating cash flows will be sufficient to meet the Company's currently anticipated cash requirements for at least the next 12 months.

The following table sets forth the Company's known contractual obligations as of December 31, 2003:

(in thousands)

	Payments due by period				
Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ –	$ –	$ –	$ –	$ –
Capital lease obligations	–	–	–	–	–
Operating leases	4,065	1,648	1,972	221	223
Purchase obligations	745	590	155	–	–
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$ 4,809	$ 2,238	$ 2,127	$ 221	$ 223

Certain agreements for lease and purchase obligations included above are cancelable with a specified notice period or penalty, however, all contracts are reflected in the table above as if they will be performed for the full term of the agreement.

Although no contractual obligations on account of purchases, other than those specified above, exist as of December 31, 2003 relating to the construction of the Pune facility, management anticipates that the construction costs for the facility to be incurred by the Company during 2004 and 2005 will be $15.2 million.

INCOME TAX MATTERS

Under the Indian Income Tax Act of 1961 (the "Act"), Syntel's software development centers/units located in Mumbai, Chennai and Pune are eligible for certain favorable tax provisions. Units in Mumbai are located in Special Economic Zone (SEZ), the unit at Chennai is a 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Act, 100% EOU at Chennai, units registered with STPI at Pune and certain units located in SEZ, are eligible for an exemption from payment of corporate income taxes, for up to 10 years of operation, on the profits generated from these undertakings. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for first five years of operation and 50% exemption for the next five years. For the period commencing on April 1, 2002 and ending on March 31, 2003, the above mentioned exemption was restricted to 90% of the income earned by way of software exports. However, with effect from April 1, 2003, this exemption has been restored to 100%.

The benefit of tax Holiday granted by the Indian authorities was $9.1 million, $5.9 million and $5.6 million for the years 2003, 2002 and 2001, respectively.

For those undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested, no provision for U.S. federal and state income tax or applicable withholding tax has been provided thereon. According to local jurisdictions, the entire undistributed earnings of the foreign subsidiaries are not repatriable. The unrecognized taxes on the undistributed repatriable earnings are approximately $42.0 million at December 31, 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Derivative Instruments and Hedging Activities. In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The Company currently does not hold derivative financial instruments or engage in hedging activities and the adoption of SFAS 149 did not have a material impact on its financial condition or results of operation.

Accounting for Financial Instruments with Characteristics of Both Liabilities and Equity. In May 2003, the FASB issued Statement of Financial Accounting Standards No.150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company's results of operations or financial position.

Accounting for Revenue Arrangements with Multiple Elements. In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's results of operations and financial condition.

Variable Interest Entities – In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, FIN 46 was revised for clarifications and modification of the effective dates. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 shall be applied to all variable interests held no later than the end of the first reporting period after March 15, 2004. The Company has no contractual relationships or other business relationships with any variable interest entities and, therefore, the initial adoption of FIN 46 did not have an effect on the Company's results of operations or financial condition.

Consolidated Balance Sheets

(In thousands, except share data)

December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 110,699	$ 134,976
Short term investments, principally marketable securities	26,137	5,737
Accounts receivable, net of allowances of $809 and $3,551 at December 31, 2003 and 2002, respectively	26,483	22,724
Revenue earned in excess of billings	5,946	1,605
Deferred income taxes and other current assets	5,617	8,173
Total current assets	174,882	173,215
Property and equipment	25,617	20,950
Less: Accumulated depreciation	18,502	15,801
Property and equipment, net	7,115	5,149
Goodwill	906	906
Deferred income taxes and other non-current assets	3,178	4,302
	$ 186,081	$ 183,572
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	2,518	2,026
Accrued payroll and related costs	11,851	11,885
Income taxes payable	6,507	2,530
Accrued liabilities	4,942	6,101
Deferred revenue	4,456	5,286
Dividends payable	2,401	–
Métier related liabilities	–	900
Total current liabilities	32,675	28,728
Total liabilities	32,675	28,728
SHAREHOLDERS' EQUITY		
Common stock, no par value per share, 100,000,000 shares authorized; 40,016,194 and 39,067,943 shares issued and outstanding at December 31, 2003 and 2002, respectively;	1	1
Additional paid-in capital	54,038	43,184
Accumulated other comprehensive income (loss)	1,519	(516)
Retained earnings	97,848	112,175
Total shareholders' equity	153,406	154,844
Total liabilities and shareholders' equity	$ 186,081	$ 183,572

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except share data)

Years Ended December 31,	2003	2002	2001
Net revenues	$ 179,507	$ 161,507	$ 172,283
Cost of revenues	101,699	94,010	106,943
Gross profit	77,808	67,497	65,340
Selling, general, and administrative expenses	28,278	31,421	34,522
Capitalized development cost impairment	–	–	1,624
Reduction in reserve requirements applicable to Métier transaction	(882)	(5,698)	–
Income from operations	50,412	41,774	29,194
Other income, principally interest	3,168	3,191	3,780
Income before income taxes and loss from equity investments investment write-off	53,580	44,965	32,974
Provision for income tax	13,242	12,338	8,636
Net income before loss from equity investments and investment write-offs	40,338	32,627	24,338
Loss from equity investment and investment write-offs, net of tax benefit of $2,000 in 2001	34	141	3,893
Net income	$ 40,304	$ 32,486	$ 20,445
DIVIDENDS PER SHARE	$ 1.37	$ –	$ –
EARNINGS PER SHARE			
Basic	$ 1.02	$ 0.84	$ 0.53
Diluted	$ 0.99	$ 0.81	$ 0.52
Weighted average common shares outstanding:			
Basic	39,609	38,733	38,220
Diluted	40,797	39,917	38,987

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Unrealized Gain	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance, January 1, 2001	38,199	$ 1	$ 33,607	$ 59,244	–	$ (907)	$ 91,945
Net income				20,445			20,445
Unrealized gain on investments, net of tax					33		33
Translation adjustments						(703)	(703)
Comprehensive income				20,445	33	(703)	19,775
Common stock repurchases	(219)		(2,060)				(2,060)
Employee stock purchase plan	175		1,143				1,143
Exercised stock options	234		1,414				1,414
Compensation expense related to stock options			41				41
Balance, December 31, 2001	38,389	$ 1	$ 34,145	$ 79,689	$ 33	$ (1,610)	$ 112,258
Net income				32,486			32,486
Unrealized gain on investments, net of tax					644		644
Translation adjustments						417	417
Comprehensive income				32,486	644	417	33,547
Common stock repurchases	(250)		(3,361)				(3,361)
Employee stock purchase plan	76		523				523
Exercised stock options	853		6,093				6,093
Tax benefit on stock options exercised			2,881				2,881
Stock warrants sales incentive			4,407				4,407
Deferred stock warrant sales incentive			(1,504)				(1,504)
Balance, December 31, 2002	39,068	$ 1	$ 43,184	$ 112,175	$ 677	$ (1,193)	$ 154,844
Net income				40,304			40,304
Unrealized gain on investments, net of tax					136		136
Translation adjustments						1,899	1,899
Total comprehensive income, net of tax				40,304	136	1,899	42,339
Common stock repurchases	(10)		(160)				(160)
Employee stock purchase plan	61		696				696
Exercised stock options	687		5,842				5,842
Tax benefit on stock options exercised			2,699				2,699
Warrants issued as sales incentive converted into common stock	210		1,777				1,777
Dividends paid, $1.31 per share				(52,260)			(52,260)
Dividends payable, $0.06 per share				(2,401)			(2,401)
Other				30			30
Balance, December 31, 2003	40,016	$ 1	$ 54,038	$ 97,848	$ 813	$ 706	$ 153,406

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31,	2003	2002	2001
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 40,304	$ 32,486	$ 20,445
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,522	2,176	1,800
Reduction in reserve requirements applicable to the Métier transaction	(882)	(5,698)	–
Goodwill amortization	–	–	76
Realized (gains) losses on sales of available-for-sale securities	(1,015)	(727)	72
Deferred income taxes	3,940	(345)	4,468
Stock warrants sales incentive	1,777	2,903	–
Capitalized development cost – impairment	–	–	1,624
Investments impairment	–	–	5,141
Compensation expense related to stock options	–	–	41
Loss on equity investments	34	141	752
Changes in assets and liabilities:			
Accounts receivable and revenue earned in excess of billings, net	(6,329)	5,266	(602)
Other current assets	232	(406)	1,574
Accrued payroll and other liabilities	4,411	(2,933)	(984)
Deferred revenue	(851)	(165)	217
Net cash provided by operating activities	44,143	32,698	34,624
Cash flows from investing activities:			
Property and equipment expenditures	(4,226)	(2,078)	(2,071)
Equity and other investments	223	–	(1,386)
Purchase of available-for-sale securities	(52,313)	(15,228)	(32,952)
Proceeds from sales of available-for-sale securities	33,924	28,084	15,677
Net cash provided by (used in) investing activities	(22,392)	10,778	(20,732)
Cash flows from financing activities:			
Net proceeds from issuance of stock	6,538	6,616	2,557
Common stock repurchases	(160)	(3,361)	(2,060)
Dividends paid	(52,260)	–	–
Net cash provided by (used in) financing activities	(45,882)	3,255	497
Effect of foreign currency exchange rate changes on cash	(146)	235	143
Net (decrease) increase in cash and cash equivalents	(24,277)	46,966	14,532
Cash and cash equivalents, beginning of period	134,976	88,010	73,478
Cash and cash equivalents, end of period	$ 110,699	$ 134,976	$ 88,010
Non cash investing and financing activities			
Cash dividend for fourth quarter of 2003 declared but unpaid as on December 31, 2003	$ 2,401	$ –	$ –
Cash paid during the year for income taxes	$ 5,582	$ 10,100	$ 5,356

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1: BUSINESS

Syntel, Inc. and Subsidiaries (the "Company") provide information technology services such as programming, systems integration, outsourcing and overall project management. The Company provides services to customers primarily in the financial, manufacturing, healthcare, transportation, retail and information/communication industries, as well as to government entities. The Company's reportable operating segments consist of Applications Outsourcing, e-Business and TeamSourcing.

Through Applications Outsourcing, the Company provides higher-value outsourcing services for ongoing management, development and maintenance of customers' business applications. In most Application Outsourcing engagements, the Company assumes responsibility for the management of customer development and support functions. These services may be provided on either a time-and-material basis or on a fixed-price basis.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-Commerce, CRM and Oracle, as well as partnership arrangements with leading software firms to provide installation services to their respective customers. These services may be provided on either a time-and-material basis or on a fixed-price basis, in which the Company assumes responsibility for management of the engagement.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing consultants, whether working individually or as a team of professionals, generally receive direct supervision from the customer's management staff. TeamSourcing services are generally invoiced on a time-and-material basis.

NOTE 2: SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Syntel, Inc. ("Syntel") and its wholly owned subsidiaries, Syntel (India) Ltd. ("Syntel India"), an Indian limited liability company, Syntel Singapore PTE., Ltd. ("Syntel Singapore"), a Singapore limited liability company, Syntel Europe, Ltd. ("Syntel U.K."), a United Kingdom limited liability company, Syntel Canada Inc. ("Syntel Canada"), an Ontario limited liability company, Syntel Deutschland GmbH ("Syntel Germany"), a German limited liability company, Syntel Hong Kong Ltd. ("Syntel Hong Kong"), a Hong Kong limited liability company, Syntel Mauritius Limited ("Syntel Mauritius"), a Mauritius limited liability company, Syntel (Australia) Pty. Limited ("Syntel Australia"), an Australian limited liability company, Syntel Delaware LLC ("Syntel Delaware"), a Delaware limited liability company, and SkillBay.com, Inc., a Michigan corporation. All significant inter-company balances and transactions have been eliminated.

REVENUE RECOGNITION. The Company recognizes revenues from TeamSourcing services provided through time-and-material contracts as the services are performed.

Revenue from fixed-price applications management, maintenance and support engagements is recognized as earned which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement.

Revenue on fixed-price, applications development and integration projects in the Company's application outsourcing and e-Business segments are measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed-price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying financial statements.

Revenues are reported net of sales incentives.

Reimbursements of out-of-pocket expenses are included in revenue in accordance with Emerging Issues Task Force Consensus (EITF) 01-14, "Income Statement Characterization of Reimbursement received for 'Out of Pocket' expenses incurred." The Company has retroactively applied the provisions of EITF 01-14 and has included reimbursements of $1.5 million as revenues in 2001.

CASH AND CASH EQUIVALENTS. For the purpose of reporting Cash and Cash Equivalents, the Company considers all liquid investments purchased with maturity of three months or less to be cash equivalents. At December 31, 2003 and 2002, approximately $29.1 million and $65.6 million, respectively, represent corporate bonds and treasury notes held by Bank One, for which "AAA" rated letters of credit have been provided by the bank. The remaining amounts of cash and cash equivalents are invested in money market accounts with various banking and financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short maturity. Such financial instruments are classified as current and are expected to be liquidated within the next 12 months.

CONCENTRATION OF CREDIT RISKS. Financial instruments that potentially subject us to a concentration of credit risk consist principally of investments and accounts receivable. Cash on deposit is held with financial institutions with high credit standings.

Our customer base consists of primarily Global 2000 companies and, accordingly, our accounts receivable is not exposed to significant credit risk. The Company establishes an allowance for doubtful accounts as a provision for known and inherent collection risks related to its accounts receivable. The estimation of the provision is primarily based on our assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs and other known factors.

SHORT-TERM INVESTMENTS, PRINCIPALLY MARKETABLE SECURITIES. The Company's short-term investments consist principally of short-term mutual funds, which have been classified as available-for-sale and are carried at estimated fair value. Fair value is determined based on quoted market prices. Unrealized gains and losses, net of taxes, on available-for-sale securities are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Net realized gains or losses resulting from the sale of these investments, and losses resulting from decline in fair values of these investments that are other than temporary declines, are included in other income. The cost of securities sold is determined on the weighted average method.

LONG-LIVED ASSETS (OTHER THAN GOODWILL). In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, we assess the recoverability of the long-lived assets (other than goodwill) by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts. The amount of an impairment charge, if any, is calculated based on the excess of the carrying amount over the fair value of those assets. No assets were impaired in 2003.

OTHER INCOME. Other Income includes interest and dividend income, gains and losses from sale of securities and other investments.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Maintenance and repairs are charged to expense when incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives as follows:

	Years
Computer equipment and software	3
Furniture, fixtures and other equipment	7
Vehicles	3
Leasehold improvements	Life of lease
Leasehold Land	Life of lease

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $2.5 million, $2.2 million and $1.8 million, respectively.

GOODWILL. Prior to 2002, goodwill was amortized on a straight-line basis over 15 years.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, as of January 1, 2002, the Company is no longer amortizing goodwill but evaluates goodwill for impairment annually. Goodwill amortization expense was $0.076 million in 2001.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, allowance for doubtful accounts, impairment of goodwill, contingencies and litigation, the recognition of revenues and profits based on the proportional performance method and potential tax liabilities. Actual results could differ from those estimates and assumptions used in the preparation of the accompanying financial statements.

During 2003, in connection with settlements and other changes in estimates for underlying litigation and related legal costs, the Company reduced its accrued liabilities and Métier related liabilities by $2.9 million, net of amounts paid. The Company also reduced its allowance for doubtful accounts by $0.5 million primarily on account of the successful collection of overdue debts. Also, in 2003 management revised its estimate of 2002 bonus compensation and reversed $0.8 million of previously recorded accruals. The revision in estimates noted above had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2003 by $0.06 per share.

During 2002, the Company recorded a downward revision of $2.8 million pertaining to their estimate of employee bonus for the prior year. In addition, the Company recorded recoveries of $.8 million and $1.3 million in the second and fourth quarters of 2002, respectively relating to receivables that had previously been reserved for. The Company also reversed $1.3 million in connection with a change in an internal policy with respect to unused employee vacation. These revisions in estimates had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2002 by $0.09 per share.

FOREIGN CURRENCY TRANSLATION. The financial statements of the Company's foreign subsidiaries use the currency of the primary economic environment in which they operate as its functional currency. Revenues, costs and expenses of the foreign subsidiaries are translated to U.S. dollars at average period exchange rates. Assets and liabilities are translated to U.S. dollars at period-end exchange rates with the effects of these cumulative translation adjustments being reported as a separate component of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses, which were not significant in the years presented, are reflected within selling, general and administrative expenses in the consolidated statements of income.

EARNINGS PER SHARE. Basic and diluted earnings per share are computed in accordance with SFAS No, 128 "Earnings per share."

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the applicable period.

The Company has stock options which are considered to be potentially dilutive to the basic earnings per share. Diluted earnings per share are calculated using the treasury stock method for the dilutive effect of shares which have been granted pursuant to the stock option plan, by dividing the net income by the weighted average number of shares outstanding during the period adjusted for these potentially dilutive options, except when the results would be anti-dilutive. The potential tax benefits on exercise of stock options is considered as additional proceeds while computing dilutive earnings per share using the treasury stock method.

EMPLOYEE BENEFITS. The Company maintains a 401(k) retirement plan that covers all regular employees on Syntel's U.S. payroll. Eligible employees may contribute up to 15% of their compensation, subject to certain limitations, to the retirement plan. The Company may make contributions to the plans at the discretion of our Board of Directors; however, through December 31, 2003, no contributions have been made.

Eligible employees of Syntel India also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions equal to a specified percentage of the covered employee's salary to a government administered provident fund. The Company has no further obligations beyond its monthly contributions.

In accordance with the Payment of Gratuity Act, 1972, the Indian subsidiary provides for gratuity, a defined retirement benefit plan (the "Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The Gratuity Plan is a non-funded plan and the Company intends to discharge this liability through its internal resources. The amounts accrued under this plan are $0.7 million and $0.4 million as of December 31, 2003 and 2002, respectively, and are included within "Accrued payroll and related costs."

VACATION PAY. The accrual for vacation pay is determined for the entire available leave balance standing to the credit of the employees at year-end and eligible for carry-forward, valued at gross compensation rates.

STOCK BASED COMPENSATION. As permitted by SFAS No. 123, the Company has elected to measure stock based compensation cost using the intrinsic value method, in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." Had the fair value of each stock option granted been determined consistent with the methodology of FASB Statement No. 123, "Accounting for Stock Based Compensation," the pro forma impact on the Company's net income and earnings per share is as follows:

(In thousands, except per share data)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Pro forma Net Income			
Net income as reported	$ 40,304	$ 32,486	$ 20,445
Stock based compensation expense determined under the fair value method, net of tax	(1,216)	(1,787)	(2,142)
Pro forma net Income	$ 39,088	$ 30,699	$ 18,303
Earnings per share as reported			
Basic	$ 1.02	$ 0.84	$ 0.53
Diluted	$ 0.99	$ 0.81	$ 0.52
Earnings per share, pro forma			
Basic	$ 0.99	$ 0.79	$ 0.48
Diluted	$ 0.96	$ 0.77	$ 0.47
Weighted average shares outstanding			
Basic	39,609	38,733	38,220
Diluted	40,797	39,917	38,987
Estimated fair value of options granted	$ 5.61	$ 5.86	$ 3.83

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants:

	2003	2002	2001
Risk free interest rate	3.35%	3.25%	4.30%
Expected life	5.00	5.00	5.00
Expected volatility	75.80%	79.16%	80.40%
Expected dividend yield	0.97%	0.00%	0.00%

INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in income in the period that includes the enactment date.

RECLASSIFICATIONS. Certain amounts in previously issued financial statements have been reclassified to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS. In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The Company currently does not hold derivative financial instruments or engage in hedging activities and the adoption of SFAS 149 did not have a material impact on its financial condition or results of operation.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company's results of operations or financial position.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's results of operations and financial condition.

In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, FIN 46 was revised for clarifications and modification of the effective dates.

FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 shall be applied to all variable interests held no later than the end of the first reporting period after March 15, 2004. The Company has no contractual relationships or other business relationships with any variable interest entities and, therefore, the initial adoption of FIN 46 is not expected to have an effect on the Company's results of operations or financial condition.

NOTE 3: ACQUISITIONS

MÉTIER, INC. During 1999, the Company acquired substantially all the business and assets of Métier, Inc. The consideration for the Métier acquisition in 1999 included a $1.6 million dollar payment to the Métier shareholders, which was to be made in April 2000 and 300,000 shares of Syntel stock, which were to be issued in September 2000. During 2000, the Company entered into litigation with the former shareholders of Métier and, consequently, the $1.6 million dollar payment was not made and the 300,000 shares were not issued. In April 2002, the Company reached a resolution with the Métier shareholders wherein the $1.6 million payment was not made, the 300,000 shares were not issued and the Company paid $2.3 million in settlement and legal costs. Additionally, during the last quarter of 2002, the Company also settled certain Métier-related and other litigation and in connection with these settlements, the Company reversed an accrual of approximately $5.7 million of the accrued Métier liability during 2002 having an earnings per share impact of $0.08 per share. The final settlements relating to the Métier liability were made during the third quarter of 2003 and, accordingly, the remaining accrual of approximately $0.9 million was also reversed.

IMG, INC. During 1999, the Company acquired the business and assets of IMG, Inc. This acquisition resulted in goodwill of $1.1 million that has been allocated to the e-Business reporting unit. In accordance with the provisions of SFAS No. 142 the Company evaluates the carrying value of goodwill as of June 30 every year. The Company has determined that the goodwill has not been impaired and, consequently, no impairment has been recorded during the years 2002 or 2003. The adjusted net income and earnings per share if goodwill had not been amortized during 2001 is as follows:

(In thousands, except per share data)

	Net Income	Per Share Basic	Per Share Diluted
Net income/earnings per share as reported	$ 20,445	$ 0.53	$ 0.52
Goodwill amortization	76	–	–
Adjusted net income and earnings per share – basic/diluted	$ 20,521	$ 0.54	$ 0.53

NOTE 4: INVESTMENTS WRITE-OFFS

During the year ended December 31, 2001, the Company wrote-off $3.9 million, net of a tax benefit of $2.0 million, related to its equity and cost method investments.

NOTE 5: INVESTMENTS, MARKETABLE SECURITIES

Investment in marketable securities (primarily Indian Mutual Funds) included the following at December 31, 2003 and 2002:

(In thousands)

	2003	2002
Cost	$ 25,220	$ 4,980
Unrealized gain, net	$ 917	$ 757
Carrying value	$ 26,137	$ 5,737
Gross realized gains	$ 1,015	$ 734
Gross realized losses	$ –	$ (7)
Dividend income	$ –	$ 84
Proceeds on sale of securities	$ 33,924	$ 28,084
Purchase of securities	$ 52,313	$ 15,228

NOTE 6: STOCK WARRANTS SALES INCENTIVE

During 2002, the Company granted to a significant customer immediately exercisable warrants entitling the customer to purchase 322,210 shares of Company stock at an exercise price of $7.25 per share. The stated exercise price was based upon the customer achieving a specified minimum level of purchases of services (the "Performance Milestone") from the Company over a specified performance period ended on October 16, 2003. The customer exercised the warrant in February 2003 and received 209,739 shares in a cashless exercise.

The customer earned the sales incentive as they met the Performance Milestone over the specified performance period ended on October 16, 2003.

In accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," the Company has recorded the value of sales incentive as a reduction of revenues, to the extent of revenues earned up to October 16, 2003.

The measurement of the sales incentive, which previously was based on the market value of the Company's stock at each period end, was finalized based on sale of the shares in quarter ended September 30, 2003 by the customer at an average sale price of $22.31. Accordingly, the final value of the sales incentive was $4.7 million. Cumulatively, the Company had recorded $2.9 million of the sales incentive as a reduction of revenue up to December 31, 2002. The remaining sales incentive of $1.8 million was recorded during the year 2003.

The Company has granted the same customer certain additional performance warrants at significantly higher Performance Milestones. The Company estimates that such higher Performance Milestones will not be met. Accordingly, the Company has not accounted for these performance warrants. If and when the Company estimates that such higher Performance Milestones will be met, the sales incentive associated with the performance warrants will be recorded as a reduction of revenue.

NOTE 7: REVENUE EARNED IN EXCESS OF BILLINGS AND DEFERRED REVENUE

Revenue earned in excess of billings consists of:

	(In thousands)	
	2003	2002
Unbilled revenue for time and material projects	$ 2,432	$ 1,133
Unbilled revenue for fixed price projects	3,514	472
	$ 5,946	$ 1,605

Deferred revenue consists of:

	(In thousands)	
	2003	2002
Deferred revenue on uncompleted fixed-price development contracts	$ 3,823	$ 3,595
Advance billing on application management and support contracts	354	1,241
Other deferred revenue	279	450
	$ 4,456	$ 5,286

NOTE 8: PROPERTY AND EQUIPMENT

Cost of property and equipment at December 31, 2003 and 2002 is summarized as follows:

	(In thousands)	
	2003	2002
Computer equipment and software	$ 14,657	$ 11,925
Furniture, fixtures and other equipment	7,590	6,026
Vehicles	587	549
Leasehold improvements	1,244	1,274
Leasehold land	1,282	1,001
Capital advances/Work in progress	257	175
	25,617	20,950
Accumulated depreciation and amortization	18,502	15,801
	$ 7,115	$ 5,149

NOTE 9: LINE OF CREDIT

The Company has a line of credit with Bank One, which provides for borrowings up to $20.0 million. The line of credit expires on August 31, 2004. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowings under the line of credit bear interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25% or (ii) the bank's prime rate plus 1.25%. No borrowings were outstanding at December 31, 2003 and 2002.

NOTE 10: LEASES

The Company leases certain facilities and equipment under operating leases. Current operating lease obligations are expected to be renewed or replaced upon expiration. Future minimum lease payments under all non-cancelable leases expiring beyond one year as of December 31, 2003 are as follows:

	(In thousands)
2004	$ 1,730
2005	1,233
2006	909
2007	330
2008	276
	$ 4,478

Total rent expense amounted to approximately $2.6 million, $2.4 million and $2.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 11: INCOME TAXES

Income before income taxes for the Company's U.S. and foreign operations was as follows:

(In thousands)	2003	2002	2001
U.S.	$ 15,168	$ 21,357	$ 12,555
Foreign	38,412	23,608	20,419
	$ 53,580	$ 44,965	$ 32,974

The provision for income taxes is as follows:

(In thousands)	2003	2002	2001
Current provision			
Federal	$ 3,947	$ 7,389	$ 1,828
State	720	1,348	(382)
Foreign	4,634	3,946	2,722
Total current provision	9,302	12,683	4,168
Deferred			
Federal	3,332	(292)	3,220
State	608	(53)	1,248
Total deferred provision (benefit)	3,940	(345)	4,468
Total provision for income taxes	$ 13,242	$ 12,338	$ 8,636

The components of the net deferred tax asset are as follows:

(In thousands)	2003	2002
Deferred tax assets		
Impairment investments and capitalized development costs	$ 2,632	$ 2,632
Accrued expenses and allowances	1,109	4,787
Advanced billing receipts	211	473
Net deferred tax asset	$ 3,952	$ 7,892

Balance sheet classification of the net deferred tax asset is summarized as follows:

	(In thousands)	
	2003	2002
Deferred tax asset, current	$ 1,300	$ 5,187
Deferred tax asset, non-current	2,652	2,705
	$ 3,952	$ 7,892

Under the Indian Income Tax Act of 1961 (the "Act"), Syntel's software development centers/units located in Mumbai, Chennai and Pune are eligible for certain favorable tax provisions. Units in Mumbai are located in Special Economic Zone (SEZ), the unit at Chennai is 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Act, the 100% EOU at Chennai, the units registered with STPI at Pune and certain units located in SEZ are eligible for an exemption from payment of corporate income taxes, for up to 10 years of operation, on the profits generated from these undertakings. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for first five years of operation and 50% exemption for the next five years. For the period commencing April 1, 2002 and ending on March 31, 2003, the above mentioned exemption was restricted to 90% of the income earned by way of software exports. However, with effect from April 1, 2003, this exemption has been restored to 100%.

The benefit of the tax Holiday granted by the Indian authorities was $9.1 million, $5.9 million and $5.6 million for the years 2003, 2002 and 2001, respectively.

For those undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested, no provision for U.S. federal and state income tax or applicable withholding tax has been provided thereon. According to local jurisdictions, the entire undistributed earnings of the foreign subsidiaries are not repatriable. The unrecognized taxes on the undistributed repatriable earnings are approximately $42.0 million at December 31, 2003.

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to income before income taxes:

		(In thousands)	
	2003	2002	2001
Income before income taxes	$ 53,580	$ 44,965	$ 32,974
Statutory provision	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.0%	1.7%	1.3%
Tax-free investment income	(0.6%)	(0.9%)	(1.6%)
Foreign effective tax rates different from U.S. statutory rate	(16.4%)	(9.6%)	(13.4%)
Tax reserves	5.7%	1.6%	7.3%
Other, net	0.0%	(0.4%)	(2.4%)
Total provision	24.7%	27.4%	26.2%

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and, accordingly, are subject to revision based on additional information and are dependent upon the judgment of regulatory reviewers.

NOTE 12: EARNINGS PER SHARE

The reconciliation of earnings per share computations for the years 2003, 2002 and 2001 are as follows:

(In thousands, except for per share data)

	2003			2002			2001		
	Shares		**Per Share**	**Shares**		**Per Share**	**Shares**		**Per Share**
Basic earnings per share (1)	39,609	$	1.02	38,733	$	0.84	38,220	$	0.53
Potential dilutive effect of stock options and warrants outstanding	1,188		(0.03)	1,184		(.03)	767		(.01)
	40,797	$	0.99	39,917	$	0.81	38,987	$	0.52

(1) Represents weighted average number of common shares

As of December 31, 2003, 2002 and 2001, stock options to purchase 44,500, -0- and 411,379 shares of common stock, respectively, at a weighted average price per share of $25.00, $-0- and $12.57 respectively, were outstanding but were not included in the computation of diluted earnings per share. The options' exercise price was greater than the average market price of the common shares and was anti-dilutive.

NOTE 13: DIVIDEND

The Board of Directors at its meeting in July 2003 declared a one-time special dividend of $1.25 per share payable to Syntel shareholders of record at the close of business on August 29, 2003, which was paid on September 12, 2003.

At the same meeting, the Board approved the initiation of quarterly cash dividends. The initial dividend rate will be $0.06 per share per quarter. The shareholders of record as of September 30, 2003 were paid $0.06 per share on October 13, 2003. The shareholders of record as of December 31, 2003 were paid $0.06 per share on January 13, 2004.

Per share dividend paid for the year 2003 was $1.31. No dividends were paid during 2002 and 2001.

NOTE 14: STOCK COMPENSATION PLANS

The Company established a stock option plan in 1997 under which three million shares of common stock were reserved for issuance. The dates on which granted options are first exercisable are determined by the Compensation Committee of the Board of Directors, but generally vest over a four-year period from the date of grant. The term of any option may not exceed 10 years from the date of grant.

For certain options granted during 1997, the exercise price was less than the fair value of the Company's stock on the date of grant and, accordingly, compensation expense was recognized over the vesting period for such difference. For the options granted thereafter, the Company grants the options at the fair market value on the date of grant of the options. The Company applies APB Opinion 25 and related Interpretations in accounting for this plan. In accordance with APB Opinion 25, no compensation cost would need to be recognized for the options granted post 1998, as the exercise price equaled the fair value of the shares on the date of the grant.

Stock option activity during the years ended December 31, 2003, 2002 and 2001 is as follows:

	Number of Shares	Weighted Average Price
Shares under option		
Outstanding, January 1, 2001	2,485,993	$ 8.04
Activity during 2001		
Granted, price equals fair value	788,025	6.40
Exercised	233,470	6.06
Forfeited	283,338	9.41
Expired	8,914	9.46
Outstanding, December 31, 2001	2,748,296	$ 7.68
Activity during 2002		
Granted, price equals fair value	674,598	12.31
Exercised	853,083	7.14
Forfeited	223,629	9.19
Expired	7,708	8.38
Outstanding, December 31, 2002	2,338,474	$ 9.07
Activity during 2003		
Granted, price equals fair value	273,250	18.90
Exercised	694,858	8.39
Forfeited	587,127	11.55
Expired	14,329	10.92
Outstanding, December 31, 2003	1,315,410	$ 10.33
Exercisable, December 31, 2003	379,672	$ 7.94

The following table sets forth details of options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.3191 – $6.6380	430,107	6.80	$ 5.06	85,673	$ 5.08
$6.6381 – $9.9570	328,955	6.10	8.34	254,376	8.31
$9.9571 – $13.2760	123,348	7.60	11.47	33,323	11.24
$13.2761 – $16.5950	312,900	8.70	14.78	5,600	13.87
$16.5951 – $19.9140	27,600	9.00	18.80	700	19.12
$19.9141 – $23.2330	3,000	9.10	21.99	0	0
$23.2331 – $26.5520	89,500	9.80	24.49	0	0
	1,315,410	7.40	$ 10.33	379,672	$ 7.94

The Company's employee stock purchase plan enables employees to purchase pre-established amounts of the Company's common stock as determined by the compensation committee. The price at which employees may purchase common stock is set by the compensation committee as not less than the lesser of 85% of the fair market value of the common stock on the NASDAQ National Market on the first day of the purchase period or 85% of the fair market value of the common stock on the last day of the purchase period. The Company has reserved 1.5 million shares of common stock for issuance under the Company's employee stock purchase plan. Under the terms of the plan, eligible employees may elect to have up to 5% of their regular base earnings withheld to purchase company stock, with a maximum contribution value which may not exceed $21,250 for each calendar year in which a purchase period occurs. As of December 31, 2003 and 2002, the Company has $0.5 million and $0.4 million, respectively, of employee withholdings included in accrued payroll and related costs in the balance sheet to be used to purchase company stock. As of December 31, 2003 and 2002, 917,218 and 978,232 shares of common stock were available under the plan.

NOTE 15: COMMITMENTS AND CONTINGENCIES

The Indian subsidiary had commitments for capital expenditures (net of advances) of $0.7 million related to a new facility being constructed at Pune, India, as of December 31, 2003.

The Company and its subsidiaries are parties to litigation and claims which have arisen in the normal course of activities. Although the amount of the Company's ultimate liability, if any, with respect to these matters cannot be determined with reasonable certainty, management, after consultation with legal counsel, believes that the resolution of such matters will not have a material adverse effect upon the Company's consolidated financial position.

Syntel India's operations are carried out from their development centers/units in Mumbai forming part of a Special Economic Zone (SEZ) and in Chennai and Pune, which are registered under the Software Technology Parks (STP) scheme. Under these schemes the registered units have export obligations, which are based on the formula provided by the notifications/circulars issued by the STP and SEZ authorities from time to time. The consequence of not meeting the above commitments would be a retroactive levy of import duty on items previously imported duty free for these units. Additionally, the respective authorities have rights to levy penalties for any defaults on a case-by-case basis. The Company is confident of meeting these obligations.

NOTE 16: EMPLOYEE BENEFIT PLANS

Provident Fund Contribution expense recognized by Syntel India was $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Expense recognized by Syntel India under the Gratuity Plan was $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 17: ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movement in the allowance for doubtful accounts for the years 2003, 2002 and 2001 are as follows:

(In thousands)

	2003	2002	2001
Balance at beginning of year	$ 3,551	$ 6,004	$ 3,309
Provisions (reductions), net	(493)	518	2,001
Write-offs	(2,267)	(3,071)	0
Others	18	100	694
Balance at end of year	$ 809	$ 3,551	$ 6,004

NOTE 18: SEGMENT REPORTING

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprises and Related Information," which requires reporting information about operating segments in annual financial statements. It has also established standards for related disclosures about its business segments and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available. This information is reviewed and evaluated regularly by management who decides how to allocate resources and in assessing the performance.

The Company is organized geographically and by business segment. For management purposes, the Company is primarily organized on a worldwide basis into three business segments:

- Application Outsourcing,
- e-Business and
- TeamSourcing.

These segments are the basis on which the Company reports its primary segment information to management.

Through Application Outsourcing, the Company provides higher-value applications management services for ongoing management, development and maintenance of customers' business applications.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-commerce, CRM, Oracle and SAP, as well as partnership agreements with software providers.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices.

The accounting policies of the segments are the same as those presented in Note 2. Management allocates all corporate expenses to the segments. No balance sheet/identifiable assets data is presented since the Company does not segregate its assets by segment.

	(In thousands)		
	2003	2002	2001
Net Revenues			
Application Outsourcing	$ 136,424	$ 113,981	$ 108,274
e-Business	33,795	31,951	41,449
TeamSourcing	9,288	15,575	22,560
	179,507	161,507	172,283
Gross Profit			
Application Outsourcing	62,282	54,053	46,225
e-Business	14,389	11,429	14,276
TeamSourcing	1,137	2,015	4,839
	77,808	67,497	65,340
Selling, general and administrative expenses	28,278	31,421	34,522
Reduction in reserve requirements applicable to the Métier transaction	(882)	(5,698)	–
Capitalized development cost impairment	–	–	1,624
Income from operations	$50,412	$ 41,774	$ 29,194

The Company's largest customer in 2003 and 2002 was American Express Company which was the only customer who accounted for revenues in excess of 10% of total consolidated revenues. Revenue from this customer was approximately $28.8 million and $28.6 million, contributing approximately 16% and 18% of total consolidated revenues during 2003 and 2002, respectively. At December 31, 2003 and 2002 accounts receivable from this customer was $2.0 million and $0 respectively. All revenue from this customer was generated in the Applications Outsourcing segment.

During the year ended December 31, 2001, three customers contributed revenues in excess of 10% of total consolidated revenues: American Express Company, Target Corporation (formerly Dayton Hudson Corporation) and American International Group Inc. Revenues from these customers were approximately $31.1 million, $19.0 million and $18.6 million contributing approximately 18%, 11% and 11%, respectively, of total consolidated revenues during 2001. At December 31, 2001, approximately 3.4%, 12.3% and 10.8%, respectively, of accounts receivable were from these customers. All revenues from these customers were generated in the Applications Outsourcing segment.

NOTE 19: GEOGRAPHIC INFORMATION

Customers of the Company are primarily situated in the United States. Net revenues and net income (loss) from each geographic location were as follows:

(In thousands)	2003	2002	2001
Net Revenues			
North America, primarily United States	$ 163,121	$ 148,326	$ 153,821
India	71,823	43,891	30,487
United Kingdom	15,303	12,182	16,731
Far East, primarily Singapore	907	830	1,328
Germany	720	85	–
Intercompany revenue elimination (primarily India)	(72,367)	(43,807)	(30,084)
Net revenue	$ 179,507	$ 161,507	$ 172,283
Net income (loss)			
North America, primarily United States	$ 6,650	$ 12,824	$ 2,748
India	33,168	19,808	16,300
United Kingdom	895	324	1,662
Far East, primarily Singapore	(114)	(32)	61
Germany	(295)	(438)	(326)
Net income	$ 40,304	$ 32,486	$ 20,445
Assets, December 31			
North America, primarily United States	$ 100,648	$ 125,932	$ 108,186
India	75,729	50,447	37,976
United Kingdom	9,015	6,808	5,383
Far East, primarily Singapore	80	363	446
Germany	609	22	256
Total assets	$ 186,081	$ 183,572	$ 152,247

NOTE 20: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected financial data by calendar quarter were as follows:

(In thousands, except for per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2003					
Net revenues (a)	$ 44,078	$ 43,915	$ 44,105	$ 47,409	$ 179,507
Cost of revenues	25,080	24,156	25,738	26,725	101,699
Gross profit	18,998	19,759	18,367	20,684	77,808
Selling, general and administrative expenses (b)	7,889	6,509	6,253	7,627	28,278
Reduction in reserve requirements applicable to Métier transaction	–	–	(882)	–	(882)
Income from operations	11,109	13,250	12,996	13,057	50,412
Other income, principally interest	615	845	632	1,076	3,168
Income before income taxes	11,724	14,095	13,628	14,133	53,580
Provision for income tax	3,347	3,821	2,884	3,190	13,242
Net income before loss from equity investments	8,377	10,274	10,744	10,943	40,338
Loss from equity investments	25	22	13	0	34
Net income	$ 8,352	$ 10,252	$ 10,757	$ 10,943	$ 40,304
Earnings per share, diluted (c)	$ 0.21	$ 0.25	$ 0.26	$ 0.27	$ 0.99
Weighted average shares outstanding, diluted	40,493	40,638	40,975	41,081	40,797
2002					
Net revenues (d)	$ 40,490	$ 39,500	$ 42,126	$ 39,391	$ 161,507
Cost of revenues (e)	24,559	23,903	23,332	22,216	94,010
Gross profit	15,931	15,597	18,794	17,175	67,497
Selling, general and administrative expenses (f)	8,021	7,648	7,976	7,776	31,421
Reduction in reserve requirements applicable to Métier transaction (g)	–	–	–	(5,698)	(5,698)
Income from operations	7,910	7,949	10,818	15,097	41,774
Other income, principally interest	678	733	795	985	3,191
Income before income taxes	8,588	8,682	11,613	16,082	44,965
Income tax provision	2,227	2,397	2,924	4,790	12,338
Net income before loss from equity investments	6,361	6,285	8,689	11,292	32,627
Loss from equity investments	–	–	–	141	141
Net income	$ 6,361	$ 6,285	$ 8,689	$ 11,151	$ 32,486
Earnings per share, diluted (c)	$ 0.16	$ 0.16	$ 0.22	$ 0.28	$ 0.81
Weighted average shares outstanding, diluted (h)	40,088	39,768	39,509	40,304	39,917

a) As discussed in Note 6, the Company recorded a $1.7 million stock warrant sales incentive as a reduction of revenue during the year 2003. Quarterly breakdown for which is as below Q1-2003 – $(0.1)million; Q2-2003 – $ 0.1 million; Q3-2003 – $ 1.6 million; Q4-2003 – $ 0.1 million

b) Includes reversals on account of: (i) successful recovery of receivables previously provided for as allowance for doubtful accounts of approximately $0.8 million and $0.5 million in the second and third quarter, respectively, net of amounts provided for in the first quarter of approximately $0.8 million; (ii) revision of the estimated reserve for various litigation and legal fees due to settlements and other changes in estimates of underlying legal costs of $0.5 million, $0.5 million, $1.7 million and $0.2 million in the first, second, third and fourth quarter, respectively, including $0.9 million related to Métier transaction in the third quarter; (iii) downward revision of the 2002 estimates of bonus compensation of $0.8 million in the first quarter.

c) Earnings per share for the quarter are computed independently and may not equal the earnings per share computed for the total year.

d) The Company recorded a $2.9 million stock warrant sales incentive as a reduction of revenue in the fourth quarter of 2002.

e) During the fourth quarter of 2002, the Company reversed $1.3 million of employee related expenses in connection with a change in an internal policy related to unused employee vacation time.

f) Includes impact of the following: (i) recovery of receivables previously provided for as allowance for doubtful accounts or written off of approximately $0.8 million and $1.3 million in the second and fourth quarter, respectively; (ii) change in estimate of the payout on previously accrued discretionary bonus for 2001 and reversed $1.0 million and $1.8 million in the first and second quarter, respectively. Additionally, the Company also recorded a provision for bonus for the year 2002 of approximately $0.8 million and $1.2 million in the first and second quarter, respectively.

g) The Company reached a resolution with the Métier shareholders in the second quarter of 2002 for $2.0 million and paid legal costs of $0.3 million. The remaining accrued Métier liability of $6.6 million was determined to be necessary for the estimated settlement costs of Métier-related and other litigation. Certain of the Métier-related and other litigation were settled in the fourth quarter of 2002 and the Company reversed $5.7 million of the accrued Métier liability.

Report of Independent Auditors

The Board of Directors and Shareholders of Syntel, Inc.

We have audited the accompanying consolidated balance sheets of Syntel, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syntel, Inc. as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Detroit, Michigan
February 20, 2004

The Board of Directors and Shareholders of Syntel, Inc.

In our opinion, the accompanying consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Syntel, Inc. and subsidiaries for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 25, 2002

Corporate Directory

Syntel Executive Team

Bharat Desai
Chairman and Chief Executive Officer

V. Chandrashekhar
Chief Delivery Officer and
Chief Operations Officer
(Europe and APAC)

Keshav Murugesh
Chief Financial Officer

Daniel Moore
Chief Administrative Officer,
General Counsel

Marlin Mackey
Senior Vice President,
Client Partnerships

Rajiv Tandon
Senior Vice President

Ayan Chatterjee
Senior Vice President,
Sales and Business Development

Jonathan James
Vice President,
Marketing & Investor Relations

Neerja Sethi
Vice President

Ken Kenjale
Chief Technology Officer

Board of Directors

Bharat Desai
Chairman and Chief Executive Officer
Syntel, Inc.

Neerja Sethi
Vice President
Syntel, Inc.

Paritosh Choksi
Executive Vice President,
Chief Operating Officer, CFO,
Board Member
ATEL Capital Group

Douglas E. Van Houweling
President and Chief Executive Officer
Internet2

George Mrkonic
Director
Borders Group, Inc.

Dr. Vasant Raval
Professor and Chair,
Department of Accounting
Creighton University

Shareholder Info

CORPORATE HEADQUARTERS

525 E. Big Beaver Road, Third Floor
Troy, Michigan 48083
Telephone 248/619-2800
Facsimile 248/619-2888

INVESTOR RELATIONS CONTACT

Jonathan James
Vice President,
Marketing & Investor Relations
Telephone 919/233-6208
jonathan_james@syntelinc.com

CORPORATE WEB SITE

Additional corporate information as well as an electronic copy of this annual report and previous year's reports are available at: www.syntelinc.com under the INVESTORS section.

STOCK LISTING AND TRADING SYMBOL

Syntel's common stock is traded on the NASDAQ National Market. The trading symbol is SYNT.

INDEPENDENT AUDITORS

Ernst & Young
Detroit, Michigan

TRANSFER AGENT

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
Telephone 312/360-5333

ANNUAL MEETING

The annual shareholders meeting will be held at 10:00 a.m. (Eastern) on Thursday, June 3, 2004 at Syntel's headquarters, 525 E. Big Beaver Road, Third Floor, Troy, Michigan 48083. Telephone 248/619-2800.

SYNTEL
Consider IT Done®

Syntel, Inc.
525 E. Big Beaver Road, Third Floor
Troy, Michigan, USA 48083
Telephone 248/619-2800
Facsimile 248/619-2888

www.syntelinc.com

Any shareholder interested in a copy of the company's Form 10-K as filed with the Securities and Exchange Commission may obtain it without charge by writing to Investor Relations at the company's headquarters.